THE PACIFIC CORPORATE GROUP PRIVATE EQUITY FUND
    1015 Ocean Boulevard
Coronado, California 92118

September 22, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  Ms. Kathy Churko

Re:   The Pacific Corporate Group Private Equity Fund (the “Fund”)

File Number 811-08637

Form N-CSR for the Year Ended March 31, 2014

Form N-Q for the Quarter Ended December 31, 2013

Dear Ms. Churko:

This letter responds to your telephonic comments communicated to us on August 29, 2014 with respect to (i) the Fund’s Certified Shareholder Report on Form N-CSR for the year ended March 31, 2014 (the “2014 Annual Report”) and (ii) the Fund’s Quarterly Schedule of Portfolio Holdings on Form N-Q for the quarter ended December 31, 2013 (the “Third Quarter Form N-Q”), which were filed with the Securities and Exchange Commission (the “SEC”) on June 20, 2014 and April 29, 2014, respectively.  The Fund’s responses to your comments are reflected below.  For your reference, we have also restated the substance of your comments.

1.

Comment:  The report of independent registered public accounting firm (the “auditor’s report”) contained in Item 1 of the 2014 Annual Report did not include the audit opinion language specified by the American Institute of Certified Public Accountants Audit and Accounting Guide: Investment Companies regarding (i) the Financial Highlights or (ii) a confirmation of securities.  Please explain why statements regarding these items were not included in the auditor’s report and, as applicable, include such statements in audit opinions to be contained in the Fund’s Forms N-CSR to be filed for future periods.

Response:  With regard to (i), we respectfully note that the Financial Highlights are considered to be a part of the basic financial statements for the Fund, which is encompassed by the auditor’s report.  We acknowledge your comment, however, and the Fund will work with its auditors, BDO USA, LLP (“BDO”), to ensure that BDO includes additional language conforming to the American Institute of Certified Public Accountants (“AICPA”) guidance referenced above in their audit opinions to be included in the Fund’s Forms N-CSR to be filed for future periods.

With regard to (ii), a confirmation of all securities was performed by BDO as part of their audit procedures with respect to their audit of the Fund’s financial statements for the year ended March 31, 2014.  We acknowledge your comment, however, and the Fund will work with BDO to ensure that BDO includes additional language conforming to the AICPA guidance referenced above in their audit opinions to be included in the Fund’s Forms N-CSR to be filed for future periods.

2.

Comment:  Please indicate whether the Fund’s administrative services agreement was entered into with an affiliate of the Fund.  If so, please include, as a related-party transaction, disclosure of the agreement and the fees paid to the administrator in the financial statements to be contained in the Fund’s Forms N-CSR to be filed for future periods.

Response:  Administrative services are provided to the Fund by Broadscope Fund Administrators, LLC (“Broadscope”), an independent, third-party service provider.  We respectfully advise you that Broadscope is not an affiliate of the Fund nor is it an affiliate of the Fund’s investment adviser, Pacific Corporate Group LLC (“PCG”).  Accordingly, the inclusion in the Fund’s financial statements of disclosure of the Fund’s administrative services agreement with Broadscope as a related-party transaction is not applicable.

3.

Comment:  It appears that a portion of the most recent distribution to shareholders of the Fund, as discussed in the Fund’s financial statements contained in the 2014 Annual Report, constituted a return of capital.  Please confirm that the Fund complied with the notice requirement of Rule 19a-1 under the Investment Company Act of 1940 (the “Investment Company Act”) with respect to such distribution.

Response:  We respectfully confirm that the Fund complied with the notice requirement of Rule 19a-1 under the Investment Company Act in connection with the above-referenced distribution.  The Fund disclosed to its shareholders the portion of the distribution that constituted a return of capital in the correspondence advising them of such distribution.

4.

Comment:  Certain disclosures relating to fair value hierarchy that are required by the Financial Accounting Standards Board’s (“FASB’s”) Accounting Standards Update No. 2011-04 Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU No. 2011-04”) (including disclosures related to the sensitivity of a fair value measurement categorized within Level 3 and the sensitivity of securities to changes in unobservable inputs and any inter-relationships between those unobservable inputs) were not included in the Fund’s financial statements contained in Item 1 of the 2014 Annual Report.  Please explain why these disclosures were not so included and, as applicable, include such disclosures in the financial statements to be contained in the Fund’s Forms N-CSR to be filed for future periods.

Response:  The Fund’s remaining investments consist of investments in seven private partnerships (each, an “Indirect Investment”).  For fair value measurement purposes, the Fund utilized the reported net asset value (or its equivalent) of each Indirect Investment (as reported by the underlying general partner of such Indirect Investment) to estimate the fair value of such Indirect Investment as a practical expedient.  According to paragraph BC89 of ASU No. 2011-04, the FASB determined that, when a reporting entity utilizes a practical expedient to estimate fair value, the use of observable or unobservable inputs as a basis for categorization within the fair value hierarchy is not meaningful.  ASU No. 2011-04 provides that under such circumstances the reporting entity should instead evaluate its ability to redeem its investment as the basis for categorization in the fair value hierarchy.

Accordingly, in preparing the 2014 Annual Report, we evaluated the Fund’s ability to redeem its investment in each Indirect Investment for purposes of determining the appropriate fair value hierarchy, determining that the Indirect Investments are illiquid, long-term private investments, that their respective partnership agreements prohibit redemptions and withdrawals, and that, as a result, the Fund expected these investments to remain outstanding until their liquidation.  Based on this evaluation, we categorized the estimated fair values of the Indirect Investments within Level 3.

In addition, according to the FASB’s Accounting Standards Codification 820-10-50-2, paragraph bbb, a reporting entity that does not utilize quantitative observable or unobservable inputs for fair value measurement is not required to “create quantitative information” to comply with the fair value hierarchy disclosure requirement.

Based on the foregoing, we respectfully note that the “sensitivity of securities to changes in unobservable inputs” and other disclosures related to unobservable inputs for the fair value hierarchy, as specified in ASU No. 2011-04, are not applicable to the Fund.  In filings of the Fund’s Forms N-CSR for future periods, we will include disclosure that clarifies that, for purposes of categorizing the estimated fair values of the Indirect Investments within the fair value hierarchy, we have evaluated the Fund’s ability to redeem its Indirect Investments in accordance with ASU No. 2011-04.

5.

Comment:  The schedule of investments contained in Item 1 of the Third Quarter Form N-Q did not include a footnote disclosing the following based on costs for federal income tax purposes (in accordance with footnote 8 of Rule 12-12 of Regulation S-X):  (a) aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax costs; (b) aggregate gross unrealized depreciation for all securities in which there is an excess of tax costs over value; (c) net unrealized appreciation or depreciation; and (d) aggregate cost of securities for federal income tax purposes.  Please explain why these disclosures were not included in the Third Quarter Form N-Q and, as applicable, include such disclosure in the Fund’s Forms N-Q to be filed for future periods.

Response:  We acknowledge your comment and will include the tax cost and gross unrealized appreciation/depreciation on a tax basis as well as net unrealized appreciation/depreciation disclosures in the Fund’s Forms N-Q to be filed for future periods.

6.

Comment:  Note 1 to the Fund’s financial statements contained in Item 1 of the 2014 Annual Report provides that the adviser trustee and three individuals are responsible for the overall supervision of the Fund, but the chart of trustees contained under the heading “Supplemental Information” identifies only three trustees.  Please explain the difference in these disclosures.

Response:  The trustees of the Fund (the “Trustees”) presently consist of (i) three individuals (the “Individual Trustees”), two of whom are not “interested  persons” of the Fund, as such term is defined in the Investment Company Act, and (ii) PCG, which was designated as the Fund’s adviser trustee (in such capacity, the “Adviser Trustee”) in the Fund’s Second Amended and Restated Declaration of Trust, dated February 9, 1998 (the “Declaration of Trust”).  The Declaration of Trust specifies the powers and responsibilities of the Adviser Trustee and the Individual Trustees.  In general, PCG, in its capacity as the Adviser Trustee, manages the investment policies and operations of the Fund, and the Adviser Trustee and the three Individual Trustees are collectively responsible for the overall supervision of the operations of the Fund.  In addition, the Individual Trustees perform various duties required of the directors of investment companies by the Investment Company Act.

The disclosure contained in Note 1 to the Fund’s financial statements, in part, identifies the Adviser Trustee and the Individual Trustees and generally describes their respective roles with the Fund.  We respectfully advise you that the disclosure contained in Item 1 under the heading “Supplemental Information—Individual Trustees” is different than the above-referenced disclosure in that the latter disclosure, consisting of certain biographical information of the Individual Trustees, relates only to the Individual Trustees.  Such biographical information is not applicable to the Adviser Trustee, which is an entity.

7.

Comment:  Note 9 to the Fund’s financial statements contained in Item 1 of the 2014 Annual Report provides that the Fund has unfunded investment commitments of approximately $1.1 million.  Please explain how the Fund’s unfunded investment commitments will be affected by the liquidation of the Fund.

Response:  The Fund’s unfunded investment commitment to each of its seven remaining Indirect Investments represents a contractual obligation of the Fund to contribute additional capital to the applicable Indirect Investment if notified to do so by the general partner of such Indirect Investment, in each case subject to specified limitations and exceptions.  We respectfully advise you that each of the remaining Indirect Investments is in the process of liquidating its assets and, upon the completion of such liquidation and the related termination of an Indirect Investment, the Fund’s unfunded investment commitment to such Indirect Investment will also be terminated.

8.

Comment:  Instruction 6(b) of Item 24 of Form N-2 requires that disclosure be included in annual and semi-annual reports regarding the availability of an investment company’s quarterly portfolio schedule on Form N-Q.  Please include the disclosure required by this Item in the Fund’s Forms N-CSR to be filed for future periods.

Response:  We acknowledge your comment, and the Fund will include the disclosure required by Instruction 6(b) of Item 24 of Form N-2 in the Fund’s Forms N-CSR to be filed for future periods.

9.

Comment:  Please advise as to the expected timeframe for the liquidation of the Fund.

Response:  The Fund is focused on liquidating its investments and will dissolve once the liquidation is complete.  The Fund is currently targeting the completion of its liquidation on or before the end of its fiscal year ending March 31, 2015.  However, we respectfully advise you that this anticipated timeframe is subject to, among other matters, the timing of both the liquidation or other disposition of the Fund’s remaining Indirect Investments and the deregistration of the Fund under the Investment Company Act.  Accordingly, there can be no assurance as to the timeframe of the completion of the Fund’s liquidation.

       * * * * * * * * *

In connection with the foregoing, the Fund acknowledges that:

•

the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Fund’s filings; and

•

the Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate the observations you made with respect to the 2014 Annual Report and the Third Quarter Form N-Q.  Please feel free to direct any further communications relating to these filings to the undersigned at (619) 522-0100.

Very truly yours,

/s/ Christopher J. Bower

Christopher Bower
President
The Pacific Corporate Group
Private Equity Fund

cc:  Board of Trustees of the Fund

J. Gerard Cummins, Sidley Austin LLP

Robert Aufenanger, Broadscope Fund Administrators, LLC